[DYKEMA LOGO]                                 Dykema Gossett PLLC
                                              Franklin Square, Third Floor West
                                              1300 I Street N.W.
                                              Washington, DC 20005
                                              WWW.DYKEMA.COM
                                              Tel:  (202) 906-8600
                                              Fax:  (202) 906-8669
                                              BRUCE W. DUNNE
                                              Direct Dial: (202) 906-8712
                                              Email: BDUNNE@DYKEMA.COM


February 27, 2008                             VIA EDGAR


Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  John Hancock Trust
     Registration Statement on Form N-14 (File No. 333-148752)

Dear Ms. White:

This letter responds to the comments of the staff of the Securities and Exchange Commission ("Commission"), which you communicated to me by telephone on February 7, 2008, with respect to the registration statement on Form N-14 under the Securities Act of 1933 (the "Act") (the "Registration Statement") of John Hancock Trust ("JHT") which was filed with the Commission via EDGAR on January 18, 2008. Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing. Changes in response to the staff's comments as described below will be made in JHT's filing pursuant to Rule 497 under the Act.

COMMENT 1. In footnote 1 to the Annual Fund Operating Expenses table under Proposal 4 (p. 26), please discuss the terms of the advisory fee waiver agreement between JHT and the Adviser (in addition to the current disclosure).

Response: The footnote will be revised and restated as two separate footnotes substantially as follows, and the remaining footnotes will be renumbered accordingly:

     (1) The Adviser has agreed to reduce its advisory fee for a class of shares of the Acquired or Acquiring Fund (or if necessary reimburse such class) in an amount equal to the amount by which the Expenses of such class exceed 0.50%. "Expenses" means all the expenses of a class excluding: (a) advisory fees, (b) Rule 12b-1 fees, (c) transfer agency fees and service fees, (d) blue sky fees, (e) taxes, (f) portfolio brokerage commissions, (g)

                         [BOTTOM OF DYKEMA LETTERHEAD]

[DYKEMA LOGO]
Alison White, Esq.
February 27, 2008
Page 2


     interest, and (h) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the Fund. This voluntary expense limitation may be terminated at any time.

     (2) The Adviser has voluntarily agreed to reduce its management fee for each of the Blue Chip Growth Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Science & Technology Trust, Small Company Value Trust, Spectrum Income Trust and Real Estate Equity Trust by the amount that each Fund's subadvisory fee is reduced pursuant to the voluntarily agreement of T. Rowe Price to waive a portion of its subadvisory fee. This voluntary waiver is based on the combined average daily net assets of these Funds and the corresponding, T. Rowe Price-subadvised funds of JHF II and may be terminated at any time by T. Rowe Price or the Adviser. If this voluntary waiver were reflected in the table, it would reduce by 0.03% the Total Operating Expenses and pro forma Total Operating Expenses of each share class of the Acquiring Fund.

COMMENT 2.

(a) In the fifth paragraph under "Information About the Reorganization" (p. 30), the reorganization expenses disclosure contradicts Section 9 of the Plan of Reorganization.

(b) In the Letter to Contract owners (p. 2) and "Overview of the Reorganization" (p. 5), the reorganization expenses disclosure contradicts Section 9 of the Plan of Reorganization.

(c) The pro forma information in the SAI must correctly disclose who is paying the expenses of the reorganization.

Response: The disclosure referred to in (a), (b) and (c) above is correct.
Section 9 of the Plan of Reorganization will be revised to reflect that the reorganization expenses relating to the Combination of the Growth & Income Trust into the Quantitative All Cap Trust will be borne by these Acquired and Acquiring Funds on a relative net asset basis.

COMMENT 3. Under "Federal Income Tax Consequences" (p. 34), please discuss the possible loss or limitation of possible loss carry forwards.

Response: Disclosure substantially as follows will be added as a separate section under the caption "Federal Income Tax Consequences":

          Capital Loss Carry Forwards. As of December 31, 2007, the following Acquired Funds had capital loss carry forwards in the approximate amounts indicated: Dynamic

                         [BOTTOM OF DYKEMA LETTERHEAD]

[DYKEMA LOGO]
Alison White, Esq.
February 27, 2008
Page 3


     Growth Trust -- $85,374,498; and Growth & Income Trust -- $448,939,328. As described under (A) above, the transactions involving these Funds are expected to be tax free reorganizations. After the Reorganization, the capital loss carry forwards of each of these Acquired Funds may be available to its corresponding Acquiring Fund to offset its capital gains, although the amount of offsetting losses available in any given year may be limited. As a result of this limitation, an Acquiring Fund may not be able to use these losses as rapidly as the Acquired Fund might have, and part of these losses may not be useable at all. The ability of each Acquiring Fund to use the accumulated capital loss carry forwards in the future depends upon a variety of factors that cannot be known in advance, including the existence of capital gains against which these losses may be offset. After the Reorganization, the benefits of any capital loss carry forward of an Acquired Fund that are available to its corresponding Acquiring Fund will inure to the benefit of all the shareholders of the corresponding Acquiring Fund.

COMMENT 4. In Appendix D ("Financial Highlights"), financial highlights are given for the Small Cap Index Trust. These should be for the Mid Cap Index Trust.

Response: The requested change will be made.

COMMENT 5. In the SAI, in the introductory paragraph under "Information Incorporated By Reference," please add a reference to JHT's Investment Company Act file number.

Response: The requested change will be made.


COMMENT 6.  SAI -- Pro-Forma Financial Information

(a) In the first paragraph of the pro forma information for each Fund Combination, please add a reference to the financial statements for the six-month period ended June 30, 2007.

Response: The requested change will be made.

(b) For each Fund Combination, disclose whether any securities of the Acquired Fund will be sold to comply with the investment restrictions of the Acquiring Fund.

Response: The requested change will be made.

                         [BOTTOM OF DYKEMA LETTERHEAD]

[DYKEMA LOGO]
Alison White, Esq.
February 27, 2008
Page 4


(c) Please update to June 30, 2007 the information relating to management fees, other fund operating expenses and capital loss carry forwards. The information is currently shown for year-end 2006.

Response: The requested changes will be made.


(d) With respect to Proposal 4 (U.S. Global Leaders Growth Trust), please clarify in the fifth paragraph that there will be increased expenses as a result of the reorganization. The last sentence of that paragraph currently refers to a $.01 savings.

Response: The requested change will be made. The last sentence of the paragraph referred to will be revised to refer to an expense increase.

In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and corrected performance figures for certain of the Funds and will provide in the proxy statement/prospectus included in the Registration Statement, to the extent available at the time of printing, updated fees and expenses information for the Funds as of December 31, 2007.

JHT acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. JHT also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. JHT represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours,

DYKEMA GOSSETT PLLC

/s/  Bruce W. Dunne

Bruce W. Dunne

                         [BOTTOM OF DYKEMA LETTERHEAD]